eBumps Inc.



Annual Report
2021

Annual Report 2021

Throughout this document, mentions of eBumps refer to eBumps Inc., a C Corporation formed on January 29, 2020 in Wilmington, Delaware (the "Company").

You may contact the Company by emailing contact@ebumps.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

eBumps Inc. ("eBumps" or "Company") is a corporation formed on January 29, 2020, in Wilmington, DE. The Company's web site may be accessed at https://www.ebumps.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Jonah Tuckman

Board positions with eBumps

Dates	Position	Principal Occupation
10/2019 -	CEO	Executive leadership, strategic leader, sales leader, cross-functional team leader, organizational management, growth leader.

Positions with eBumps

Dates	Position	Responsibilities
10/2019	Founder & President	Executive leadership, strategic leader, sales leader, cross-functional team leader, organizational management, growth leader.

Cole Johnson

Board positions with eBumps

Dates	Position	Principal Occupation
10/2019	Business Development	High-level growth strategy

Positions with eBumps

Dates	Position	Responsibilities
10/2019	Founder	High-level growth strategy

Corin Rose

Board positions with [COMPANY]

Dates	Position	Principal Occupation
10/2019 - 03/2021	CTO	Oversaw technical development, worked directly with lead developer

Positions with [COMPANY]

Dates	Position	Responsibilities
10/2019 -	Founder	Oversaw technical development, worked directly with lead developer

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Jonah Tuckman owns 36.1% shares of Common Stock, representing a voting power of 36.1%.

Cole Johnson owns 36.1% shares of Common Stock, representing a voting power of 36.1%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Based on pandemic related losses, a sector wide advertising freeze that associated from both loss of capital based on the pandemic as well as generally slowed OOH space, the decision internally has been made to shut down the day-to-day operations of eBumps.

Discussions of acquisition have been had with a variety of businesses in the space, and there is hope that, once the OOH advertising market rebounds and companies are able to resume expansion plans, there will be interest in an exit.

All IP and technology systems are held by the business and provide value in terms of intellectual property.

5. How many employees does the Company currently have? (§ 227.201(e))

0 (Zero)

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

4

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of eBumps, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in eBumps and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

Does Not Apply

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

As stated above, operations have been shut and thus cash flow is near 0. Operational expenses hold solely in data storage, contact ability, and other low cost operations.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

eBumps has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).